**OMB Number**    3038-0072
**NFA ID**        0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM                    MARJORIE CHOQUE

## Instructions

**READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.**

**DEFINED TERMS**

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

**GENERAL**

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                    Page 2

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM              MARJORIE CHOQUE

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided.  In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

## DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                    Page 3

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM                MARJORIE CHOQUE

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable.  A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                    Page 4

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                MARJORIE CHOQUE

## Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

**10% OR MORE INTEREST:** direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

**ADJUDICATION:** in a criminal case, a determination by the court that the defendant is guilty or not guilty.

**ADVERSARY ACTION:** a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

**ALIAS:** another name utilized by an individual or previously used by an entity.

**CHARGE:** a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

**DBA:** abbreviation for Doing Business As.  The firm is doing its futures, retail off-exchange forex or swaps business by this name.

**DESIGNATED SUPERVISOR:**

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

**ENJOINED:** subject to an injunction.

**OMB Number**   3038-0072
**NFA ID**            0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                     MARJORIE CHOQUE

**ENTITY:** any person other than an individual.

**FELONY:** any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

**FINANCIAL SERVICES INDUSTRY:** the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

**FOUND:** subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

**INTERNAL REVENUE CODE:**
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

**INVESTMENT RELATED STATUTES:**

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

**MISDEMEANOR:** any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

**OMB Number**   3038-0072

**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**  CHOQUEM              MARJORIE CHOQUE

---

**OTHER NAME:** For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

**PERSON:** an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

**PRINCIPAL:** an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an entity that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                    Page 7

**OMB Number**   3038-0072
**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By** CHOQUEM            MARJORIE CHOQUE

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

**SELF-REGULATORY ORGANIZATION (SRO):** a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

**UNITED STATES CRIMINAL CODE:**

| | |
|---|---|
| Section 152: | Concealment of assets, making false claims or bribery in connection with a bankruptcy |
| Section 1341, 1342 or 1343: | Mail fraud |
| Chapter 25: | Counterfeiting and forgery |
| Chapter 47: | Fraud or false statements in a matter within the jurisdiction of a United States department or agency |
| Chapter 95 or 96: | Racketeering and Racketeering Influence |



# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                    Page 8

**OMB Number**   3038-0072
**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM              MARJORIE CHOQUE

## Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                    MARJORIE CHOQUE

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM              MARJORIE CHOQUE

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.  The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM          0.5 hours
SD           1.0 hours
MSP          1.0 hours
RFED         0.5 hours
IB           0.4 hours
CPO          0.4 hours
CTA          0.4 hours
FT           0.5 hours

Form 3-R     0.1 hours
Form 7-W     0.1 hours
Form 8-R     0.8 hours
Form 8-T     0.2 hours

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                            Page 11

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**    CHOQUEM                MARJORIE CHOQUE

Form 8-W   0.1 hours.



## Registration Categories

NFA MEMBER

SWAP DEALER

## Membership Information

Not applicable.



**OMB Number**     3038-0072
**NFA ID**            0238917    MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                    MARJORIE CHOQUE

## Business Information

| | |
|---|---|
| **Business Address** | 25 CABOT SQUARE |
| | CANARY WHARF |
| | LONDON |
| | E14 4QA |
| | UNITED KINGDOM |
| | |
| **Phone Number** | +44 (0) 20 7425 8000 |
| **Fax Number** | Not provided. |
| | |
| **E-mail Address** | Not provided. |
| **Website / URL** | Not provided. |
| | |
| **Federal EIN** | Not provided. |
| **CRD ID** | Not provided. |
| **Form of Organization** | CORPORATION |
| **Location** | UNITED KINGDOM |
| **Other Names** | MORGAN STANLEY & CO INTERNATIONAL LTD |
| | ALIAS |
| | |
| | MORGAN STANLEY INTERNATIONAL |
| | ALIAS |

## Location of Business Records

### Business Records Address

25 CABOT SQUARE
CANARY WHARF
LONDON  E14 4QA
UNITED KINGDOM

### U.S. Address for Production of Business Records

MORGAN STANLEY
1585 BROADWAY
NEW YORK, NY 10036
UNITED STATES



Firm Application (7R) Filed  December 13, 2012                                    Page 15

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM                MARJORIE CHOQUE

## Holding Company Information

Name: MORGAN STANLEY FINANCE LIMITED
10% or more interest? YES

Name: MORGAN STANLEY SERVICES (UK) LIMITED
10% or more interest? YES

Name: MORGAN STANLEY STRATEGIC FUNDING LIMITED
10% or more interest? YES

Name: MORGAN STANLEY UK GROUP
10% or more interest? YES



**OMB Number**   3038-0072
**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By** CHOQUEM                    MARJORIE CHOQUE

## Regulator Information

### Non-U.S. Regulator(s) During The Past Five Years

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS

### U.S. Regulator(s)

None.



**OMB Number**    3038-0072
**NFA ID**            0238917    MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                    MARJORIE CHOQUE

---

## Disciplinary Information

### Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?          NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves:          NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                    Page 18

**OMB Number**    3038-0072
**NFA ID**        0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM                MARJORIE CHOQUE

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?                    **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?                    **N/A**



**OMB Number**   3038-0072
**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By** CHOQUEM            MARJORIE CHOQUE

## Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the          **NO**
CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined
after a hearing or default or as the result of a settlement, consent decree or other
agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or
  securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery,
  counterfeiting, false pretenses, bribery, gambling, racketeering or
  misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the          **YES**
CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the
result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement,
  theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false
  pretenses, bribery, gambling, racketeering or misappropriation of funds,
  securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such
  violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States    **NO**
from contracting with the United States?

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party  **NO**
to any agreement with a domestic or foreign regulatory authority (other than the CFTC),
including but not limited to a licensing authority, or self-regulatory organization (other than
NFA or a domestic futures exchange) that prevented or restricted the firm or sole
proprietor's ability to engage in any business in the financial services industry?

# National Futures Association

**OMB Number**    3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM              MARJORIE CHOQUE

---

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?          **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?          **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?          **NO**



**OMB Number**   3038-0072
**NFA ID**         0238917    MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM              MARJORIE CHOQUE

## Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by,     **YES**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously     **NO**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?

**OMB Number**    3038-0072

**NFA ID**    0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**    CHOQUEM                MARJORIE CHOQUE

## Contact Information

### Registration Contact

DONNA O'MOORE
MS
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6453

### Membership Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

### Accounting Contact

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

Firm Application (7R) Filed  December 13, 2012                                          Page 23

**OMB Number**    3038-0072
**NFA ID**        0238917    MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM              MARJORIE CHOQUE

**Arbitration Contact**

MICHAEL HARTRIDGE
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6347
E-mail: MICHAEL.HARTRIDGE@MORGANSTANLEY.COM

**Compliance Contact**

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

**Chief Compliance Officer**

GRAEME RUSSELL
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 2436
E-mail: GRAEME.RUSSELL@MORGANSTANLEY.COM

**OMB Number**    3038-0072

**NFA ID**        0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**  CHOQUEM                MARJORIE CHOQUE

**Enforcement/Compliance Communication Contact**

MARJORIE CHOQUE
MISS
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 6017
E-mail: MARJORIE.CHOQUE@MORGANSTANLEY.COM

**Enforcement/Compliance Communication Contact**

JONATHAN REES
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 20 7677 5475
E-mail: JONATHAN.REES@MORGANSTANLEY.COM

**Enforcement/Compliance Communication Contact**

GRAEME RUSSELL
MR
20 BANK STREET
CANARY WHARF
LONDON  E14 4AD
UNITED KINGDOM
Phone: +44 (0) 207 677 2436
E-mail: GRAEME.RUSSELL@MORGANSTANLEY.COM

**OMB Number**    3038-0072

**NFA ID**            0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**   CHOQUEM                    MARJORIE CHOQUE

## Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

**OMB Number**   3038-0072

**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**   CHOQUEM           MARJORIE CHOQUE

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

# National Futures Association

Firm Application (7R) Filed  December 13, 2012                                                              Page 27

**OMB Number**   3038-0072
**NFA ID**          0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**   CHOQUEM                    MARJORIE CHOQUE

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

**OMB Number**   3038-0072
**NFA ID**       0238917   MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By** CHOQUEM              MARJORIE CHOQUE

## Confidential Matter Information

### Regulatory Disclosures

| | |
|---|---|
| **Matter Name** | FINANCIAL SERVICES AUTHORITY (UK) — FINAL NOTICE TO MORGAN STANLEY AND CO. INTERNATIONAL PLC "MSIP" |
| **Matter Details** | ON 13 MAY 2009, THE FSA IMPOSED A FINANCIAL PENALTY OF £1.4 MILLION ON MSIP FOR BREACHES OF PRINCIPLES 2 AND 3 OF THE FSA'S PRINCIPLES FOR BUSINESSES WHICH OCCURRED BETWEEN NOVEMBER 2007 AND MAY 2008.  THE CASE RELATED TO A MIS-MARKING INCIDENT IN THE INTEREST RATES, CREDIT AND CURRENCY DEPARTMENT OF MSIP.  FSA ALLEGED THAT MSIP BREACHED PRINCIPLE 2 BY FAILING TO CONDUCT ITS BUSINESS WITH DUE SKILL, CARE AND DILIGENCE AND BREACHED PRINCIPLE 3 BY FAILING TO TAKE REASONABLE CARE TO ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY, WITH ADEQUATE RISK MANAGEMENT SYSTEMS. |

FSA NOTED THAT THE TRADER IN QUESTION HID HIS MISCONDUCT FROM MSIP BY MANIPULATING THE SYSTEMS IT HAD IN PLACE TO MONITOR HIS TRADING ACTIVITY.  FSA ALSO NOTED A NUMBER OF MITIGATING FACTORS IN MSIP'S FAVOUR INCLUDING THAT MSIP IDENTIFIED IRREGULARITIES IN THE TRADER'S MARKING OF HIS POSITIONS; MSIP COMMISSIONED A DETAILED REVIEW OF THE INCIDENT; MSIP COMMITTED SIGNIFICANT RESOURCES TO IDENTIFY AND ADDRESS ANY WEAKNESSES; AND THE POSITIONS WHICH WERE THE SUBJECT OF THE MIS-MARKING WERE PROPRIETARY POSITIONS AND DID NOT AFFECT ITS CLIENTS.

MSIP DID NOT APPEAL THE DECISION.

| | |
|---|---|
| **Matter Name** | CMVM - ADMINISTRATIVE OFFENCE PROCEEDINGS N 33/2010 AGAINST MSIP |
| **Matter Details** | ON 19 MARCH 2012, THE PORTUGUESE SECURITIES REGULATOR, COMISSAO DO MERCADO DE VALORES MOBILIARIOS (CMVM) ISSUED ADMINISTRATIVE PROCEEDINGS |

**OMB Number**   3038-0072
**NFA ID**       0238917    MORGAN STANLEY & CO INTERNATIONAL PLC
**Submitted By**  CHOQUEM              MARJORIE CHOQUE

AGAINST MSIP, ALLEGING THAT MSIP VIOLATED ITS DUTY TO DEFEND THE MARKET IN BREACH OF ARTICLE 311 OF THE MOVABLE ASSETS CODE. THE PROCEEDINGS RELATE TO CERTAIN TRADES EXECUTED BY MSIP IN ITS CAPACITY AS JOINT GLOBAL BOOKRUNNER AND STABILISATION AGENT FOR THE IPO OF EDP RENOVAVEIS S.A. ON 4 JUNE 2008. THE MATTER IS STILL PENDING.

## Financial Disclosures

| | |
|---|---|
| **Matter Name** | WINDING-UP BOARD OF LANDSBANKI ISLANDS HF V MSIP (FILE NO. 253-12-0628) |
| **Matter Details** | ON 5 FEBRUARY 2012, THE LANDSBANKI WUB BROUGHT A CLAIM AGAINST MSIP IN THE REYKJAVIK DISTRICT COURT IN RELATION TO THREE TRADES ENTERED INTO BETWEEN MSIP AND LANDSBANKI IN JULY AND AUGUST 2008. THE LANDSBANKI WUB IS SEEKING TO CLAW BACK €3,490,689.78 FROM MSIP, BEING THE PURCHASE PRICE PAID TO MSIP BY LANDSBANKI UNDER THE TRADES. THE MATTER IS STILL PENDING. |
| **Matter Name** | WINDING-UP BOARD OF KAUPTHING HF V MSCS AND MSIP (FILE NO. E-2767/2012) |
| **Matter Details** | ON 27 JUNE 2012, THE KAUPTHING WUB BROUGHT A CLAIM AGAINST MORGAN STANLEY CAPITAL SERVICES LLC ("MSCS") AND MSIP IN THE REYKJAVIK DISTRICT COURT IN RELATION TO THREE CDS TRADES ENTERED INTO BETWEEN MSCS AND ROXINDA LIMITED BETWEEN APRIL AND AUGUST 2008, PURSUANT TO WHICH ROXINDA SOLD PROTECTION ON KAUPTHING. THE KAUPTHING WUB IS SEEKING TO CLAW BACK APPROX US$21.5 MILLION OF COLLATERAL POSTED BY ROXINDA, WHICH IT ALLEGES KAUPTHING FUNDED BY MAKING VARIOUS PAYMENTS INTO ROXINDA'S ACCOUNT WITH MSIP BETWEEN JUNE AND EARLY OCTOBER 2008. THE US$21.5 MILLION WAS RETAINED BY MSCS FOLLOWING A FAILURE BY ROXINDA TO SATISFY A MARGIN CALL. THE MATTER IS STILL PENDING. |

**OMB Number**   3038-0072

**NFA ID**     0238917   MORGAN STANLEY & CO INTERNATIONAL PLC

**Submitted By**  CHOQUEM          MARJORIE CHOQUE

| | |
|---|---|
| **Matter Name** | FAIRFIELD FUNDS V ZURICH CAPITAL MARKETS & ORS (INCL. MSIP) CASE NO. 10-13164 |
| **Matter Details** | ON 21 SEPTEMBER 2010, THE LIQUIDATORS OF FAIRFIELD SENTRY LIMITED; FAIRFIELD SENTRY LIMITED (IN LIQUIDATION) ET AL (THE "FAIRFIELD FUNDS") FILED A COMPLAINT IN THE UNITED STATES BANKRUPTCY COURT, SOUTHERN DISTRICT OF NEW YORK (CASE NO, 10-13164) AGAINST 22 DEFENDANTS, INCLUDING MSIP. THE FAIRFIELD FUNDS WERE CREATED AS A MEANS FOR PRIVATE INVESTMENT IN MANAGED ACCOUNTS WITH BERNARD L. MADOFF INVESTMENT SECURITIES LLC (BLMIS). THE FAIRFIELD FUNDS WERE PLACED INTO LIQUIDATION AFTER THE DISCLOSURE OF THE MADOFF PONZI SCHEME AND THE LIQUIDATORS ARE SEEKING TO RECOVER CERTAIN REDEMPTION PAYMENTS PAID TO THE DEFENDANTS BETWEEN 21 APRIL 2004 AND 14 AUGUST 2006. THE PROCEEDINGS ARE CURRENTLY STAYED. |

# Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 14, 2023
NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted by KAREN FENELON SMITH (FENELONSMITHK)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

## Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: UK GAS AND ELECTRICITY MARKETS AUTHORITY ACTING THROUGH THE OFFICE OF GAS AND ELECTRICITY MARKETS

Case Information

| | |
|---|---|
| Case Number | N/A |
| Case Status | FINAL |
| Date Resolved | August 2023 |
| Sanctions imposed | |

OTHER: ADMINISTRATIVE FINE

## Comments

On August 17, 2023, the UK Gas and Electricity Markets Authority, acting through the Office of Gas and Electricity Markets ("Ofgem") issued a Notice of Penalty to Morgan Stanley & Co. International plc ("MSIP") containing findings that MSIP failed to take reasonable steps to prevent the making, sending or receiving of relevant communications  that it could not ensure were recorded and retained and by failing to take reasonable steps to ensure that any relevant communications were recorded and retained, in violation of Regulation 8 of the Electricity and Gas (Market Integrity and Transparency)(Enforcement etc.) Regulations 2013 ("Enforcement Regulations").  MSIP admitted that it breached Regulation 8 of the Enforcement Regulations and agreed to the imposition of a fine in the amount of GBP 5,411,149 (approximately USD 6,821,294).  The fine was paid in accordance with the terms of the Notice of Penalty.

## Supporting Documentation

| | |
|---|---|
| Description | MSIP SUPPORTING DOCUMENT |
| File Name | 20230817 Final NoticeMSIP for publishing.pdf |

# Firm Regulatory Disclosure Matter Page
## NATIONAL FUTURES ASSOCIATION

Filed on December 16, 2020
NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC
Submitted by DUNCAN LAWTHER (LAWTHERD)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

## Regulatory Case Information

### Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: FINANCIAL SUPERVISORY COMMISSION REPUBLIC OF CHINA (TAIWAN)

### Case Information

| | |
|---|---|
| Case Number | N/A |
| Case Status | FINAL |
| Date Resolved | November 2020 |
| Sanctions imposed | |
| OTHER: ADMINISTRATIVE FINE | |

## Comments

THE FINANCIAL SUPERVISORY COMMISSION REPUBLIC OF CHINA (TAIWAN) (THE "FSC") ALLEGED THAT MORGAN STANLEY & CO INTERNATIONAL PLC (THE "FIRM") VIOLATED THE MINIMUM HOLDING PERIOD REQUIREMENT IN CONNECTION WITH THE SALE OF SHARES OF A LISTED COMPANY FOR WHICH THE FIRM WAS DEEMED AN INSIDER DUE TO ITS SHAREHOLDER HOLDING OF MORE THAN 10% OF THE SHARES OF THE COMPANY IN VIOLATION OF ARTICLE 22-2, PARAGRAPH 1, ITEM 2 OF THE SECURITIES AND EXCHANGE LAW. THE FSC IMPOSED AN ADMINISTRATIVE FINE IN THE AMOUNT OF NT$240,000 (APPROXIMATELY USD 8,500) ON THE FIRM.

## Supporting Documentation

| | |
|---|---|
| Description | TAIWAN MSIP ADMINISTRATIVE FINE ORDER |
| File Name | Taiwan MSIP Fine.pdf |

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

### FIRM REGULATORY MATTER INFORMATION FILED

| | |
|---|---|
| **MATTER NAME:** | BAFIN DISCLOSURE NOVEMBER 2016: DISCLOSURE RULES |
| **MATTER DETAIL:** | ON NOVEMBER 7, 2016, MORGAN STANLEY & CO. INTERNATIONAL PLC (MSIP) BECAME SUBJECT TO A SUMMARY ORDER BY BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY – "BAFIN") FOR PAYMENT OF AN ADMINISTRATIVE FINE OF €94,500 (PLUS COSTS OF PROCEEDINGS OF €4,725) IN CONNECTION WITH FINDINGS THAT ONE OR SEVERAL MORGAN STANLEY ENTITIES FAILED TO COMPLY WITH THE GERMAN DISCLOSURE RULES FOR HOLDINGS IN GERMAN LISTED ENTITIES BETWEEN MAY 2011 AND SEPTEMBER 2013 PURSUANT TO THE GERMAN SECURITIES TRADING ACT. |
| **FILED BY:** | LAWTHERD |
| **FILED ON:** | 12/21/2016 7:48:39 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

### FIRM REGULATORY MATTER INFORMATION FILED

**MATTER NAME:**   SWISS FDF MATTER 442.2-133/FRD - UPDATE

**MATTER DETAIL:**   ON MAY 23, 2015, A DECREE ON DISMISSAL OF PROCEEDINGS BECAME EFFECTIVE, DISMISSING THE UNDERLYING ADMINISTRATIVE CRIMINAL INVESTIGATION. THE DECREE WAS ENTERED IN CONNECTION WITH AND ON THE BASIS OF A REPARATION PAYMENT OF CHF 50,000.00 MADE BY MISIP TO FDF ON APRIL 9, 2015 PURSUANT TO A SETTLEMENT AGREEMENT BETWEEN MSIP AND FDF. IN THE SETTLEMENT AGREEMENT, SIGNED BY MSIP ON MARCH 23, 2015 AND COUNTERSIGNED BY THE FDF ON MARCH 24, 2015, MSIP (A) ACKNOWLEDGED VIOLATIONS OF ARTICLE 41 OF THE SESTA THROUGH THE LATE DISCLOSURE OF ITS VOTING INTERESTS, (B) UNDERTOOK TO PAY THE AMOUNT OF CHF 50,000 TO THE FDF AS A REPARATION PAYMENT FOR THE WRONG CAUSED BY THE LATE DISCLOSURES, AND (C) DID NOT ACKNOWLEDGE THAT MSIP OR ANY INDIVIDUAL ACTING ON BEHALF OF MSIP WAS GUILTY OF ANY WRONGFUL CONDUCT IN THE SENSE OF THE CRIMINAL LAW. IN ADDITION, THE FDF AGREED TO CLOSE THE PENDING ADMINISTRATIVE CRIMINAL PROCEDURE NO. 442.2-133/FRD.

**FILED BY:**   LAWTHERD

**FILED ON:**   6/10/2015 9:19:27 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**    SWISS FDF MATTER 442.2-133/FRD

**MATTER DETAIL:**    BY NOTICE DATED AUGUST 13, 2014 (RECEIVED AUGUST 20, 2014), MORGAN STANLEY & CO. INTERNATIONAL PLC ("MSIP") WAS INFORMED THAT THE SWISS FINANCIAL MARKETS SUPERVISORY AUTHORITY ("FINMA") HAD FILED, ON APRIL 9, 2014, A COMPLAINT IN THIS MATTER WITH THE SWISS FEDERAL DEPARTMENT OF FINANCE (THE "FDF") AND THAT THE FDF HAD INITIATED AN ADMINISTRATIVE CRIMINAL INQUIRY INTO THE MATTER. MSIP IS ALLEGED TO HAVE BREACHED ARTICLE 20, PARA. 1 OF THE SWISS FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING BY FAILING ON SEVERAL OCCASIONS TO SUBMIT THE REQUIRED FULL INFORMATION TO THE SIX SWISS EXCHANGES DISCLOSURE OFFICE AND TO THE RELEVANT ISSUER WITHIN FOUR TRADING DAYS OF THE OBLIGATION TO NOTIFY HAVING BEEN CREATED. MSIP HAS, THROUGH ITS SWISS COUNSEL, CONTACTED THE FDF TO DISCUSS A POSSIBLE SETTLEMENT OF THIS MATTER AND TO SEEK AN EXTENSION OF THE DEADLINE FOR RESPONDING TO THE REPORT.

**FILED BY:**    LAWTHERD

**FILED ON:**    9/23/2014 11:55:01 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0238917    MORGAN STANLEY & CO INTERNATIONAL PLC

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**  SWISS FDF MATTER 442.2-072/KOE

**MATTER DETAIL:**  BY NOTICE DATED JUNE 18, 2013, MORGAN STANLEY & CO. INTERNATIONAL PLC ("MSIP") WAS INFORMED THAT THE SWISS FINANCIAL MARKETS SUPERVISORY AUTHORITY ("FINMA") HAD FILED, ON AUGUST 6, 2012, A COMPLAINT IN THIS MATTER WITH THE SWISS FEDERAL DEPARTMENT OF FINANCE (THE "FDF") AND THAT THE FDF HAD INITIATED AN ADMINISTRATIVE CRIMINAL INQUIRY INTO THE MATTER. MSIP IS ALLEGED TO HAVE BREACHED ARTICLE 20, PARA. 1 OF THE SWISS FEDERAL ACT ON STOCK EXCHANGES AND SECURITIES TRADING BY FAILING IN THREE INSTANCES TO TIMELY NOTIFY THE SIX SWISS EXCHANGES DISCLOSURE OFFICE (THE "DISCLOSURE OFFICE") OF CHANGES IN MSIP'S VOTING RIGHT INTERESTS IN THREE SWISS COMPANIES LISTED ON THE SIX SWISS EXCHANGE. THE INQUIRY OFFICER, IN THE JUNE 18, 2013 INQUIRY OFFICER'S REPORT (THE "REPORT"), BASED UPON THE PRELIMINARY FINDINGS OF FACT, REACHED A PRELIMINARY CONCLUSION OF LAW THAT THE APPLICANT HAD VIOLATED THE NOTIFICATION REQUIREMENT IN THREE INSTANCES. THE REPORT FURTHER NOTES THAT THE IMPOSITION OF A FINE AGAINST MSIP IS BEING CONSIDERED. ON JULY 8, 2013, MSIP, THROUGH ITS SWISS COUNSEL, RESPONDED TO THE JUNE 18, 2013 NOTICE AND THE REPORT, ACKNOWLEDGING THAT A VIOLATION OF THE NOTIFICATION REQUIREMENT DESCRIBED ABOVE HAD OCCURRED. IT NOTED THAT THE THREE VIOLATIONS OCCURRED BECAUSE MSIP MISTAKENLY BELIEVED THAT THE NOTIFICATION REQUIREMENTS DID NOT APPLY TO SECURITIES ACQUIRED OR DISPOSED OF BY MSIP AS PART OF ITS STOCK LENDING BUSINESS. IT FURTHER EXPLAINED THAT MSIP HAD NOT INTENDED TO EXERCISE OR CONTROL THE VOTING RIGHTS IN THE SWISS COMPANIES AT ISSUE, BUT RATHER WAS SIMPLY TRANSACTING IN THEIR STOCKS AS AN INTERMEDIARY IN ORDER TO FACILITATE THE ABILITY OF OTHER MARKET PARTICIPANTS TO BORROW OR LEND THEIR SHARES. AS OF AUGUST 5, 2013, THIS MATTER REMAINS PENDING.

**FILED BY:**  HOWARDJ1

**FILED ON:**  8/16/2013 5:01:21 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

## NFA ID  0238917     MORGAN STANLEY & CO INTERNATIONAL PLC

**FIRM REGULATORY MATTER INFORMATION FILED**

**MATTER NAME:**   SWISS FDF MATTER 442.2-072/KOE

**MATTER DETAIL:**  ON OCTOBER 16, 2013, A DECREE ON DISMISSAL OF PROCEEDINGS BECAME
EFFECTIVE, DISMISSING THE UNDERLYING ADMINISTRATIVE CRIMINAL
INVESTIGATION. THE DECREE WAS ENTERED IN CONNECTION WITH AND ON
THE BASIS OF A REPARATION PAYMENT OF CHF 40,000.00 MADE BY MSIP TO
THE FEDERAL DEPARTMENT OF FINANCE OF SWITZERLAND (FDF) ON
SEPTEMBER 10, 2013 PURSUANT TO A SETTLEMENT AGREEMENT BETWEEN
MSIP AND FDF. IN THE SETTLEMENT AGREEMENT, SIGNED BY MSIP ON
AUGUST 26, 2013 AND COUNTERSIGNED BY THE FDF ON AUGUST 28, 2013,
MSIP (A) ACKNOWLEDGED VIOLATIONS OF ARTICLE 41 OF THE SESTA
THROUGH THE LATE DISCLOSURE OF ITS VOTING INTERESTS, (B)
UNDERTOOK TO PAY THE AMOUNT OF CHF 40,000 TO THE FDF AS A
REPARATION PAYMENT FOR THE WRONG CAUSED BY THE LATE
DISCLOSURES, AND (C) DID NOT ACKNOWLEDGE THAT MSIP OR ANY
INDIVIDUAL ACTING ON BEHALF OF MSIP WAS GUILTY OF ANY WRONGFUL
CONDUCT IN THE SENSE OF THE CRIMINAL LAW. IN ADDITION, THE FDF
AGREED TO CLOSE THE PENDING ADMINISTRATIVE CRIMINAL PROCEDURE
NO. 442.2-072. UNDER THE TERMS OF THE SETTLEMENT AGREEMENT THE
PARTIES, AS WELL AS THEIR ADVISORS, ARE OBLIGED TO TREAT THE
PROVISIONS OF THE AGREEMENT CONFIDENTIALLY AND TO REFRAIN FROM
DISCLOSING THEM OR MAKING THEM AVAILABLE TO THIRD PARTIES IN ANY
OTHER WAY WITHOUT PRIOR CONSENT OF ALL PARTIES.

**FILED BY:**      HOWARDJ1

**FILED ON:**      11/25/2013 5:33:45 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.



## Entity Profile Information

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

### Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | NFA MEMBER APPROVED | 04/26/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| | EXEMPT FOREIGN FIRM APPROVED | 07/27/1989 |

### Status History Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 04/26/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| SWAP DEALER PENDING | 12/13/2012 |
| NFA MEMBER PENDING | 12/13/2012 |
| EXEMPT FOREIGN FIRM APPROVED | 07/27/1989 |

### Outstanding Requirements

Annual Due Date: 5/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2022

### Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | MORGAN STANLEY & CO INTERNATIONAL PLC |
| Form of Organization | CORPORATION |
| Country | UNITED KINGDOM |
| | |
| Federal EIN | Not provided |
| | |
| Business Address | |
| Street Address 1 | 25 CABOT SQUARE |
| Street Address 2 | CANARY WHARF |
| Street Address 3 | LONDON |
| Zip/Postal Code | E14 4QA |
| Country | UNITED KINGDOM |
| | |
| Phone Number | +44 (0) 20 7425 8000 |
| Fax Number | Not provided |
| | |
| Email | Not provided |
| | |
| Website/URL | Not provided |
| | |
| CRD/IARD ID | Not provided |
| | CORPORATION |
| | F |



## Exempt Foreign Firm Contact Information

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

### Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | DUNCAN |
| Last Name | LAWTHER |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 20 7425 8834 |
| Email | DUNCAN.LAWTHER@MORGANSTANLEY.COM |



## Other Names

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

MORGAN STANLEY & CO INTERNATIONAL LTD
ALIAS


MORGAN STANLEY INTERNATIONAL
ALIAS



## Location of Business Records

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

| | |
|---|---|
| Street Address 1 | 25 CABOT SQUARE |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4QA |
| Country | UNITED KINGDOM |



## U.S. Address for the Production of Business Records

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

| | |
|---|---|
| Office Of | MORGAN STANLEY |
| Street Address 1 | 1585 BROADWAY |
| City | NEW YORK |
| State | NEW YORK |
| Zip/Postal Code | 10036 |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | 0500412 |
| Name | BLOOMER, JONATHAN WILLIAM |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 11-25-2016 |

| | |
|---|---|
| NFA ID | 0552063 |
| Name | BUTLER, MEGAN VERONICA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-28-2022 |

| | |
|---|---|
| NFA ID | 0464242 |
| Name | CANNON, DAVID OLIVER |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-07-2013 |

| | |
|---|---|
| NFA ID | 0293075 |
| Name | CANTILLON, DAVID ERNEST JOHN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-21-2023 |

| | |
|---|---|
| NFA ID | 0495618 |
| Name | DUHON, TERRI LYNN |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-20-2016 |

| NFA ID | 0502573 |
|---|---|
| Name | GOBEL, HENRIK |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-08-2017 |

| NFA ID | 0557464 |
|---|---|
| Name | KELLY, FIONA CAMERON |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-20-2023 |

| NFA ID | 0497125 |
|---|---|
| Name | KOHLI, ARUN |
| TItle(s) | CHIEF OPERATING OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-13-2016 |

| NFA ID | 0519562 |
|---|---|
| Name | LAZAROO, KIM MAREE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 04-03-2019 |

| NFA ID | 0544899 |
|---|---|
| Name | MULLINEAUX, ANTHONY PHILIP |
| TItle(s) | CHIEF FINANCIAL OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-20-2021 |

| NFA ID | 0531190 |
|---|---|
| Name | ORLACCHIO, SALVATORE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 06-18-2020 |
| | |
| NFA ID | 0552066 |
| Name | OSMANI PEARCE, JANE ELIZABETH |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-28-2022 |
| | |
| NFA ID | 0541263 |
| Name | RICHARDS, MELANIE JANE |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 07-30-2021 |
| | |
| NFA ID | 0451783 |
| Name | RUSSELL, GRAEME MILLER |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-18-2013 |
| | |
| NFA ID | 0530868 |
| Name | SEKHAR, ARYASOMAYAJULA VENKATA CHANDRA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-02-2020 |
| | |
| NFA ID | 0532536 |
| Name | TAYLOR, PAUL DAVID |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 08-24-2020 |
| | |
| NFA ID | 0478801 |
| Name | WHYTE, NOREEN PHILOMENA |
| TItle(s) | DIRECTOR |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 06-01-2018 |

| | |
|---|---|
| NFA ID | 0451781 |
| Name | WOODMAN, CLARE ELEANOR |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-24-2018 |

## Holding Company Information

| | |
|---|---|
| NFA ID | 0471637 |
| Full Name | MORGAN STANLEY INVESTMENTS UK |
| 10% or More Interest | Yes |
| Status | APPROVED |
| Effective Date | 01-13-2014 |



## Non-U.S. Regulator Information

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

FINANCIAL SERVICES AUTHORITY (CEASED TO EXIST FROM 31 MARCH 2013) 25 THE NORTH COLONNADE CANARY WHARF LONDON E14 5HS PRUDENTIAL REGULATION AUTHORITY (FROM 1 APRIL 2013) 20 MOORGATE LONDON EC2R 6DA FINANCIAL CONDUCT AUTHORITY (FROM 1 APRIL 2013) 12 ENDEAVOUR SQUARE LONDON E20 1JN



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



# Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



# Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



## Registration Contact Information

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

| | |
|---|---|
| First Name | DUNCAN |
| Last Name | LAWTHER |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 20 7425 8834 |
| Email | DUNCAN.LAWTHER@MORGANSTANLEY.COM |



# Enforcement/Compliance Communication Contact Information

Viewed on October 26, 2021

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

| | |
|---|---|
| First Name | DUNCAN |
| Last Name | LAWTHER |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 20 7425 8834 |
| Email | DUNCAN.LAWTHER@MORGANSTANLEY.COM |

| | |
|---|---|
| First Name | GRAEME |
| Last Name | RUSSELL |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 207 677 2436 |
| Email | GRAEME.RUSSELL@MORGANSTANLEY.COM |

| | |
|---|---|
| First Name | MARK |
| Last Name | SIMMONS |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +442076775855 |
| Email | MARK.SIMMONS@MORGANSTANLEY.COM |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



## Membership Contact Information

NFA ID 0238917 MORGAN STANLEY & CO INTERNATIONAL PLC

Membership Contact
First Name                DUNCAN
Last Name                 LAWTHER
Title                     MR
Street Address 1          20 BANK STREET
Street Address 2          CANARY WHARF
City                      LONDON
Zip/Postal Code           E14 4AD
Country                   UNITED KINGDOM
Phone                     +44 (0) 20 7425 8834
Email                     DUNCAN.LAWTHER@MORGANSTANLEY.COM

Accounting Contact
First Name                DUNCAN
Last Name                 LAWTHER
Title                     MR
Street Address 1          20 BANK STREET
City                      LONDON
Zip/Postal Code           E14 4AD
Country                   UNITED KINGDOM
Phone                     +44 20 7425 8834
Email                     DUNCAN.LAWTHER@MORGANSTANLEY.COM

## Arbitration Contact

| | |
|---|---|
| First Name | MARK |
| Last Name | SIMMONS |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +442076775855 |
| Email | MARK.SIMMONS@MORGANSTANLEY.COM |

## Compliance Contact

| | |
|---|---|
| First Name | DUNCAN |
| Last Name | LAWTHER |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 20 7425 8834 |
| Email | DUNCAN.LAWTHER@MORGANSTANLEY.COM |

## Chief Compliance Officer Contact

| | |
|---|---|
| First Name | GRAEME |
| Last Name | RUSSELL |
| Title | MR |
| Street Address 1 | 20 BANK STREET |
| Street Address 2 | CANARY WHARF |
| City | LONDON |
| Zip/Postal Code | E14 4AD |
| Country | UNITED KINGDOM |
| Phone | +44 (0) 20 7677 2436 |
| Email | GRAEME.RUSSELL@MORGANSTANLEY.COM |